                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 7)


                          Toreador Royalty Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    891041105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               December 16, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 891041105

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lee Global Energy Fund, L.P.
    75-2569264
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           899,650
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    899,650
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,450
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of September 30, 1998, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 plus the assumed conversion of Series A Convertible Preferred Stock issued to William I. Lee into 250,000 shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 891041105

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    G. Thomas Graves III
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           20,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          977,250 (2)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    20,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    977,250 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,450
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of September 30, 1998, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 plus the assumed conversion of Series A Convertible Preferred Stock issued to William I. Lee into 250,000 shares of Common Stock.

(2) Mr. Graves may be deemed to have shared voting power and shared dispositive power over 899,650 Shares owned by Lee Global Energy Fund, L.P. for whom Mr. Graves serves as managing general partner and 77,600 Shares owned by Wilco Properties, Inc., for whom Mr. Graves serves as President and Chief Operating Officer.

                                  SCHEDULE 13D

CUSIP NO. 891041105

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William I. Lee
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           324,200(2)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          977,250 (3)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    324,200(2)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    977,250 (3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,450
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of September 30, 1998, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 plus the assumed conversion of Series A Convertible Preferred Stock issued to William I. Lee into 250,000 shares of Common Stock.

(2) Includes 250,000 shares issuable upon conversion of shares of Series A Convertible Preferred Stock held by William I. Lee.

(3) Mr. Lee may be deemed to have shared voting power and shared dispositive power over 899,650 shares owned by Lee Global Energy Fund, L.P. and 77,600 shares owned by Wilco Properties, Inc.

                                  SCHEDULE 13D

CUSIP NO. 891041105

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wilco Properties, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           77,600
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    77,600
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,450
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) Based on 5,160,671 shares of Common Stock issued and outstanding as of September 30, 1998, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 plus the assumed conversion of Series A Convertible Preferred Stock issued to William I. Lee into 250,000 shares of Common Stock.

     This Amendment No. 7 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 6 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund") et al., by furnishing the information set forth below. Unless set forth below, all previously reported Items are unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

       Item 3 is hereby supplemented as follows:

       The total amount of funds required by Lee for the purchase of 40,000 shares of the Issuer's Series A Convertible Preferred Stock (convertible into an aggregate of 250,000 Shares) was approximately $1,000,000 and was obtained from personal funds.

Item 5.  Interest in Securities of the Issuer.

       Item 5 is hereby amended in its entirety as follows:

       (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Fund, Graves, Lee and Wilco, dated as of September 18, 1998 (previously filed as Exhibit 7.9 and incorporated herein by reference), each of the Fund, Graves, Lee and Wilco may be deemed to beneficially own 1,321,450 Shares (which is approximately 24.4% of the Shares outstanding on September 30, 1998, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1998 plus the assumed conversion of Series A Convertible Preferred Stock issued to Lee into 250,000 Shares). Mr. Graves may be deemed to have shared voting power and shared dispositive power over 899,650 Shares owned by Lee Global Energy Fund, L.P., for whom Mr. Graves serves as managing partner and 77,600 Shares of Wilco Properties, Inc., for whom Mr. Graves serves as President and Chief Operating Officer. Mr. Lee may be deemed to have shared voting power and shared dispositive power over 899,650 Shares owned by Lee Global Energy Fund L.P. and 77,600 Shares owned by Wilco Properties, Inc.

       (b)

                                 Sole              Shared            Sole             Shared
                                 Voting            Voting            Dispositive      Dispositive
                                 Power             Power             Power            Power
                                 ----------------------------------------------------------------
Lee Global Energy Fund, L.P.     899,650              0              899,650             0
G. Thomas Graves, III             20,000           977,250            20,000           977,250
William I. Lee                   324,200           977,250           324,200           977,250
Wilco Properties, Inc.            77,600              0               77,600             0

     As a result of being a party to that certain Stockholder Agreement (a copy of which was previously filed as Exhibit 7.5 to Amendment No. 4 to Schedule 13D and is incorporated herein by reference), entered into by and among the Fund, Graves, Lee, Gralee Partners and the General Partner; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr., Mr. John Mark McLaughlin, Mr. Peter R. Vig, and Mr. Jack L. Woods, the Fund, Graves and Lee may each be deemed to have indirect beneficial ownership of, and shared voting power with respect to, an additional 27.7% (assuming the conversion of all Series A Convertible Preferred Stock owned by each of Mr. Falb, Mr. McLaughlin and

Mr. Kellogg) of the Company's Shares, consisting of 885,800 Shares beneficially owned by the Dane Falb Persons (17.1%) (as represented in their Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 1998 plus an additional 2,500 Shares as represented in Mr. Falb's Form 4 dated November 12, 1998, plus personal knowledge of Mr. Falb's purchase of Series A Convertible Preferred Stock convertible into an additional 25,000 Shares and assuming the conversion of only Mr. Falb's Series A Convertible Preferred Stock), 222,924 Shares beneficially owned by Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr. and Mr. Jack L. Woods (4.3%) (as represented in the Issuer's definitive proxy material filed with the Securities and Exchange Commission on July 1, 1998, plus personal knowledge of Mr. Kellogg's purchase of Series A Convertible Preferred Stock convertible into 25,000 Shares and assuming the conversion of only Mr. Kellogg's Series A Convertible Preferred Stock), 353,036 Shares beneficially owned by Mr. John Mark McLaughlin (6.8%) (as represented in his Schedule 13D filed with the Securities and Exchange Commission on July 10, 1998, plus personal knowledge of Mr. McLaughlin's purchase of Series A Convertible Preferred Stock convertible into 62,500 Shares and assuming the conversion of only Mr. McLaughlin Series A Convertible Preferred Stock), and no Shares beneficially owned by Mr. Peter R. Vig (0.0%) (as represented in his Schedule 13D filed with the Securities and Exchange Commission on August 7, 1998).

     (c) Since the filing of the previous Schedule 13D (Amendment No. 6), the only transaction in the Shares by Lee was the purchase on December 9, 1998 of 40,000 Shares of Series A Convertible Preferred Stock convertible into 250,000 Shares. The purchase price for each share of Series A Convertible Preferred Stock was $25.00 (aggregate purchase price of $1,000,000). The shares are convertible into Shares at any time at a conversion price of $4.00 per Share. Since the filing of the previous Schedule 13D (Amendment No. 6) the only transactions in the Shares by Graves were the purchase on October 29, 1998, of 2,000 Shares for $2.44 per Share and the purchase on November 2, 1998, of 8,000 Shares for $2.41 per share. Since the filing of the previous Schedule 13D (Amendment No. 6), Wilco has purchased 37,500 Shares. On October 2, 1998, Wilco purchased 5,000 Shares for $2.55 per Share. On October 5, 1998 Wilco purchased 10,000 Shares for $2.55 per Share. On October 19, 1998, Wilco purchased 2,000 Shares for $2.49 per Share. On October 20, 1998, Wilco purchased 3,000 Shares for $2.37 per Share. On October 22, 1998, Wilco Purchased 2,000 Shares for $2.05 per Share. On October 23, 1998, Wilco purchased 4,000 Shares for $2.30 per Share. On November 3, 1998, Wilco purchased 6,000 Shares for $2.55 per Share. On November 9, 1998, Wilco purchased 500 Shares for $3.17 per Share. On November 12, 1998, Wilco purchased 500 Shares for $3.32 per Share. On December 9, 1998, Wilco purchased 1,000 Shares for $2.97 per Share. On December 16, 1998, Wilco purchased 1,000 Shares for $2.85 per Share. On December 21, 1998, Wilco purchased 2,500 Shares for $2.68 per Share. Since the filing of the previous
Schedule 13D (Amendment No. 6), the Fund has purchased 55,700 Shares. On September 16, 1998, the Fund purchased 4,500 Shares for $2.77 per Share. On September 18, 1998, the Fund purchased 10,000 Shares for $2.68 per Share. On September 23, 1998, the Fund purchased 29,900 Shares for $2.80 per Share. On December 1, 1998, the Fund purchased 2,000 Shares for $3.42 per Share. On December 3, 1998, the Fund purchased 1,000 Shares for $3.80 per Share. On December 7, 1998, the Fund purchased 7,300 Shares for $2.93 per Share. On December 8, 1998, the Fund purchased 1,000 Shares for $2.97 per Share. The Fund also distributed 60,000 Shares to one of its partners on October 1, 1998 when the Shares were valued at $2.38 per Share. The Fund also pledged 190,900 Shares as collateral for a loan on November 15, 1998.

     (d) No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares with respect to which this filing is made.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended in its entirety as follows:

     Mr. Lee acquired 40,000 Shares of Series A Convertible Preferred Stock convertible into 250,000 Shares (the "Preferred Stock") pursuant to a Securities Purchase Agreement (attached hereto as Exhibit 7.10) effective December 16, 1998 by and among the Issuer and the Purchasers party thereto (the "SPA"). Under the SPA, the Purchasers agreed to pay $25.00 per share of Preferred Stock. Each of the parties made certain standard representations and warranties in the SPA. Each Purchaser represented and warranted that he was an accredited investor as defined by Rule 501(a) of Regulation D in the SPA.

       In conjunction with the SPA, the parties entered into a Registration Rights Agreement (attached hereto as Exhibit 7.11) effective December 16, 1998, by and among the Issuer and the persons party thereto (the "RRA"). The RRA obligates the Issuer to file a Registration Statement with respect to the Shares reserved for conversion of the Preferred Stock on Form S-3 within 90 days of demand by holders of 26% of the outstanding Series A Convertible Preferred Stock. The RRA also contains a provision for piggyback registration. The Issuer is obligated to prepare and file certain reports with the Securities and Exchange Commission and to make "blue sky" filings where appropriate.

       The rights, preferences, privileges and restrictions of the Preferred Stock is set forth in the Certificate of Designation of Series A Preferred Stock (attached hereto as Exhibit 7.12) (the "COD"). The COD provides for dividends paid at 9% of Stated Value (Stated Value equals $25.00 per share of Preferred Stock) which is payable, at the Issuer's option, in cash or in shares of Series A Convertible Preferred Stock. Upon dissolution, the holders of Preferred Stock have preference ahead of all holders of all other capital stock. The COD provides that the holders of Preferred Stock may convert their shares into Shares at any time at a rate equal to the Stated Value divided by the Conversion Price ($4.00 per Share). The conversion rate is adjusted to account for stock splits, stock dividends, mergers and similar transactions, under the COD. The Issuer must redeem the Preferred Stock outstanding on December 1, 2008 at the Stated Value and may redeem the stock at any time after December 1, 2001, subject to certain conditions.

Item 7.  Material to be Filed as Exhibits.

       Item 7 is hereby supplemented as follows:

       7.10 Securities Purchase Agreement, effective December 16, 1998, among the Issuer and the Purchasers party thereto.

       7.11 Registration Rights Agreement, effective December 16, 1998, among the Issuer and the persons party thereto.

       7.12 Certificate of Designation of Series A Convertible Preferred Stock of Toreador Royalty Corporation.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 22, 1998


                                         LEE GLOBAL ENERGY FUND, L.P.

                                         By: Gralee Partners, L.P.,
                                             its general partner

                                             By: Gralee Capital Corp.,
                                                 its general partner

                                                 By: /s/ G. THOMAS GRAVES III
                                                    ----------------------------
                                                     Name:  G. Thomas Graves III
                                                     Title: President


                                         /s/ G. THOMAS GRAVES III
                                         ---------------------------------------
                                         G. THOMAS GRAVES III


                                         /s/ WILLIAM I. LEE
                                         ---------------------------------------
                                         WILLIAM I. LEE



                                         WILCO PROPERTIES, INC.


                                         By: /s/ G. THOMAS GRAVES III
                                            ------------------------------------
                                         Name:  G. Thomas Graves III
                                         Title: President

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER              DESCRIPTION
  -------             -----------
    7.10       Securities Purchase Agreement, effective December 16, 1998, among the Issuer and the Purchasers party thereto.

    7.11 Registration Rights Agreement, effective December 16, 1998, among the Issuer and the persons party thereto.

    7.12       Certificate of Designation of Series A Convertible Preferred
               Stock of Toreador Royalty Corporation.